March 3, 2020

Richard J. Nadeau
Chief Financial Officer
MAXIMUS, Inc.
1891 Metro Center Drive
Reston, Virginia 20190

       Re: MAXIMUS, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 26, 2019
           File No. 001-12997

Dear Mr. Nadeau:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2019

Notes to Consolidated Financial Statements
Note 4: Revenue Recognition, page 56

1. We note that certain contracts include retainage balances whereby revenue is earned, but cash payments are held back by the customer for a period of time, typically to allow for the customer to evaluate the quality of the performance. Please explain your analysis under ASC 606-10-25-30(e) and ASC 606-10-55-85 through 88 in determining that recognizing revenue for these sales prior to customer acceptance is appropriate.
 Richard J. Nadeau
MAXIMUS, Inc.
March 3, 2020
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameRichard J. Nadeau                       Sincerely,
Comapany NameMAXIMUS, Inc.
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